UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2017 THIRD QUARTERLY REPORT

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules) under Part
XIVA of the Securities and Futures Ordinance.

The financial statements of the Company for the third quarter of 2017 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2017 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million Currency: RMB

Increase/
decrease as
at the end
of the
	As at		reporting
	the end		period
	of the	As at	compared
	reporting	the end of	with the end
	period	last year	of last year
(%)

Total assets	223,652	210,051	6.48
Net assets attributable to shareholders of the listed company	54,552	47,186	15.61

From the
	From the	beginning of
	beginning of	last year to
	the year to	the end of	Increase/
	the end of	the reporting	decrease
	the reporting	period last	compared
	period (from	year (from	with the
	January to	January to	same period last
	September)	September)	year (%)

Net cash flows from operating activities	14,528	19,222	–24.42

		From the
	From the	beginning of
	beginning of	last year to
	the year to	the end of	Increase/
	the end of	the reporting	decrease
	the reporting	period last	compared
	period (from	year (from	with the
	January to	January to	same period last
	September)	September)	year (%)

Revenue	77,505	75,408	2.78
Net profit attributable to shareholders of the listed company	7,915	6,694	18.24
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	5,649	6,249	–9.60
Weighted average return on net assets (%)			Decreased by
	15.45	16.19	0.74 pts
Basic earnings per share (RMB/share)	0.5471	0.4928	11.02
Diluted earnings per share (RMB/share)	0.5471	0.4928	11.02

Note:	The calculation of earnings per share of the Company is based on the weighted average number of outstanding ordinary shares of the parent company. The weighted average number of outstanding ordinary shares of the parent company for the reporting period and for the corresponding period last year was 14.467 billion shares and 13.582 billion shares respectively.

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB

		Amount
		from the
		beginning of
		the year to
		the end of
	Amount for	the reporting
	the Period	period (from
	(from July to	January to
Item	September)	September)	Description

Gains from disposal of non-current assets	27	25
Gains from disposal of long-term investments		12
Gains from disposal of subsidiaries		1,754	Transfer of equity interest in Eastern Air Logistics Co., Ltd (“Eastern Logistics”)
Government grants recognized in profit or loss of the current period, excluding those closely related to the normal operation of the Company and granted on an ongoing basis in fixed amount or fixed quota in accordance with government policies and regulations	100	676
Non-operating incomes and expenses other than the above	158	277
Effect on minority interests (net of tax)	–15	–43
Effect on income tax	–70	–435

Total	200	2,266

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period (30 September 2017)

Unit: Shares

Total number of shareholders	275,947

Shareholding of the 10 largest shareholders

	Shareholdings		Number of shares	Pledged or locked-up
	as at the end of		with trading	Status of		Number of	Nature of
Name of shareholder (in full)	the period	Proportion	moratorium held	shares		shares	shareholders
		(%)

China Eastern Air Holding Company (中國東方航空集團公司) (“CEA Holding”)	5,072,922,927	35.06%	–	Nil		–	State-owned legal person

HKSCC NOMINEES LIMITED	4,182,443,289	28.91%	–	Pledged	Note	960,000,000	Overseas legal person

China Securities Finance Corporation Limited (中國證券金融股有限公司)	612,745,734	4.24%	–	Nil		–	State-owned legal person

China National Aviation Fuel Holding Company (中國航空油料集團公司)	504,767,895	3.49%	–	Nil		–	State-owned legal person

DELTA AIR LINES INC	465,910,000	3.22%	–	Nil		–	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd. (上 海勵程信息技術諮詢有限公司)	465,838,509	3.22%	–	Pledged		465,838,509	Domestic non- state-owned legal person

CES Finance Holding Co., Ltd. (東航金控有限責任公司) (“CES Finance”)	457,317,073	3.16%	–	Nil		–	State-owned legal person

China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	1.61%	–	Nil		–	State-owned legal person

Central Huijin Asset Management Ltd. (中央匯金資管理有限責任公司)	70,984,100	0.49%	–	Nil		–	State-owned legal person

Shanghai Alliance Investment Limited (上海聯和投資有限公司)	65,615,429	0.45%	–	Nil		–	State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium

	Number of
	listed shares
	without trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company (中國東方航空集團公司)	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC NOMINEES LIMITED	4,182,443,289	Overseas listed foreign shares	4,182,443,289

China Securities Finance Corporation Limited (中國證券金融股 有限公司)	612,745,734	RMB ordinary shares	612,745,734

China National Aviation Fuel Holding Company (中國航空油料集團公司)	504,767,895	RMB ordinary shares	504,767,895

DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息 技術諮詢有限公司)	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	RMB ordinary shares	457,317,073

China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	RMB ordinary shares	232,919,254

Central Huijin Asset Management Ltd. (中央匯金資 管理有限責任公司)	70,984,100	RMB ordinary shares	70,984,100

Shanghai Alliance Investment Limited (上海聯和投資有限公司)	65,615,429	RMB ordinary shares	65,615,429

Description of connected relationship or activities in concert among the above shareholders	Among the 4,182,443,289 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; CEA Holding owns 100% equity interest in CES Finance; CES Finance owns 100% equity interest in CES Global; thus, CEA Holding indirectly owns 100% equity interest in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of the preference shareholders with restored voting rights and the number of shares held by them	Not applicable

Note:	On 30 August 2017, CES Global pledged an aggregate of 960,000,000 H shares of the Company, all of which are listed shares without trading moratorium, including 700,000,000 H shares of the Company held by it to China Construction Bank (Asia) Corporation Limited and 260,000,000 H shares of the Company, all of which are listed shares without trading moratorium held by it to The Hong Kong and Shanghai Banking Co., Limited, for a pledged period of not more than 12 months.

2.3	The total number of the Company’s preference shareholders and the shareholding of the 10 largest preference shareholders and the shareholding of the 10 largest preference holders of shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

	Change in the
	reporting period
	as compared to
	the same period
Item	last year	Reason for the Change
	(%)

Business tax	84.11	Primarily due to relevant tax adjustments which were originally included in administrative expenses by the Company are now accounted for under “Tax and surcharges” in accordance with the “Notice on Issuing the Regulations on the Accounting Treatment of Value-added Tax” issued by the Ministry of Finance, PRC (Cai Kuai [2016] No. 22)

Finance costs	–72.20	Primarily due to the impact of exchange gains or losses. The appreciation of RMB from January to September in 2017 resulted in exchange gains of RMB1.298 billion, as compared to exchange losses amounting to RMB1.768 billion due to depreciation in RMB during the same period last year.

Investment income	659.85	Primarily due to the disposal of 100% equity interest in Eastern Logistics, resulting in an investment income of RMB1.754 billion

Other income	Not applicable	Pursuant to the “Accounting Standards for Business Enterprises No. 16 – Government Grant” published by the Ministry of Finance, the Company has reclassified government grants in relation to its ordinary business from “non-operating incomes” to “other income”.

Monetary capital	152.59	Primarily due to the enhancement of the Company’s liquidity, lowering of financial risks and the increase in cash and cash equivalents as at the end of the period

Prepayments	–38.02	Primarily due to the decrease in payment for aircraft fuel for the current period

Dividend receivables	84.93	Primarily due to the increase in distribution of dividends receivable from associates of the Company

	Change in the
	reporting period
	as compared to
	the same period
Item	last year	Reason for the Change
	(%)

Other current assets	87.13	Primarily due to the increase in the Company’s value-added tax credit

Short-term borrowings	155.33	Primarily due to the adjustment in debt structure by the Company and increase in short-term borrowings for the current period

Bills payable	–90.54	Primarily due to the decrease in the use of bill payables for settlement by the Company during the reporting period

Tax payables	55.47	Primarily due to the increase in corporate income tax payable

Other current liabilities	–41.18	Primarily due to the repayment of super short-term commercial paper by the Company during the current period

Undistributed profits	85.30	Primarily due to realization of profits of the Company during the reporting period

3.2	Analysis of the progress of significant events and their effects and proposed solutions

(1)	Implementation of Profits Distribution for the Year 2016

On 28 June 2017, the Company’s Profits Distribution Proposal for 2016 was considered and approval at the 2016 annual general meeting of the Company. It was proposed that a dividend of RMB0.49 per ten Shares (tax inclusive) be distributed in cash for the year 2016. Based on the total share capital of 14,467,585,682 Shares of the Company, the total amount of cash dividend would be approximately RMB708 million (tax inclusive). The record date fell on 9 August 2017. The ex-right and ex-dividend date and cash dividend payment date fell on 10 August 2017. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News and on the website of the Shanghai Stock Exchange on 3 August 2017 and the announcement published by the Company on the website of the Hong Kong Stock Exchange on 28 June 2017.

(2)	Subscription of Equity Interest in AIR FRANCE-KLM by CEA Holding

On 27 July 2017, a wholly-owned subsidiary of CEA Holding, which is the controlling shareholder of the Company, entered into a conditional subscription agreement with AIR FRANCE-KLM, intending to provide for CEA Holding’s investment in AIR FRANCE-KLM through a reserved capital increase. With the amount of investment being around EUR375 million, CEA Holding intended to acquire 10% stake in AIR FRANCE-KLM’s share capital at the completion of the reserved capital increase. On the same day, Delta Air Lines, Inc. (“Delta”), which is the strategic shareholder of the Company, also entered into a conditional subscription agreement with AIR FRANCE- KLM and intended to acquire 10% stake in AIR FRANCE-KLM’s share capital at the completion of the reserved capital increase (the “Placement(s)”). On the same date, the Company entered into a marketing agreement with AIR FRANCE-KLM. On the basis of good business relationship between the two parties, the comprehensive business partnership has been further strengthened.

On 4 September 2017, the Placements to CEA Holding and Delta were approved at the general meeting of shareholders of AIR FRANCE-KLM. On 27 September 2017, the condition precedent relating to regulatory approvals by the relevant governmental authorities in respect of the completion of the Placements to CEA Holding and Delta has been satisfied. The settlement of the reserved capital increases and the admission on the regulated market of Euronext (mainly in the market of Paris and Amsterdam) of the related new shares occurred on 3 October 2017. At the completion of the Placements, CEA Holding holds 10% stake in AIR FRANCE-KLM’s share capital. In the meantime, Mr. Tang Bing, the director and vice president of the Company was appointed by CEA Holding as a director of AIR FRANCE-KLM.

CEA Holding, which is the controlling shareholder of the Company, and Delta, which is an important shareholder of the Company, strategically invested in AIR FRANCE-KLM to form a closer long-term partnership among the Company, AIR FRANCE-KLM and Delta. These three companies are complementary, mutually beneficial and the cooperation will achieve a win-win situation. These three companies will build a global network of airlines and will provide more convenient, efficient and high-quality travel services for passengers around the world. It will also help improve the Company’s competitiveness and influence in the global aviation market.

(3)	Connected Transaction with Shanghai Eastern Airlines Investment Co., Limited

On 30 March 2017, during its second regular meeting in 2017, the Board of the Company considered and approved the proposal regarding the transfer of the land and buildings in the eastern district of the Shanghai Hongqiao International Airport to CEA Holding. On 28 June 2017, during its sixth ordinary meeting, the eighth session of the Board of the Company considered and approved the proposal regarding the change to the plan for handling the target land and buildings in the eastern district of the Shanghai Hongqiao International Airport, pursuant to which it was agreed that the transferee shall be changed from CEA Holding to its wholly-owned subsidiary, Shanghai Eastern Airlines Investment Co., Limited (“Eastern Investment”).

On 29 September 2017, the Company entered into the land use rights transfer agreement and the buildings compensation agreement with Eastern Investment in Shanghai. Pursuant to the said land use rights transfer agreement and the buildings compensation agreement, the Company agreed to transfer to Eastern Investment the land use rights in respect of the six parcels of land located near Terminal One of the Shanghai Hongqiao International Airport with a total area of approximately 371,652 square meters, and Eastern Investment agreed to compensate the Company for the transfer of the buildings on these six parcels of land (comprising of 90 buildings and constructions, 62 structures, and green belts with a total area of 31,623 square meters). The consideration of the target land and the compensation of the buildings amounted to RMB808,019,100 in total. The ownership of the target land and buildings erected thereon has been vested to Eastern Investment, and the issue relating to the 76 defective properties on the target land will be resolved altogether. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News and on the website of the Shanghai Stock Exchange on 29 September 2017 and the announcement published by the Company on the website of the Hong Kong Stock Exchange on 29 September 2017.

(4)	Connected Transaction in Relation to Aircraft Operating Lease

The connected party under this connected transaction is CES International Financial Leasing Corporation Limited, a controlled subsidiary of CEA Holding (“CES Leasing”). On 27 April 2017, during its third regular meeting in 2017, the Board of the Company considered and approved the resolution regarding the transfer to CES Leasing of the purchase rights of five B737-800 Boeing aircraft and the provision of operating leasing under the agreement entered into between the Company (as purchaser) and Boeing Company (as seller) on 9 July 2015. On 10 August 2017, the Company entered into the aircraft lease agreements with a subsidiary established and wholly-owned by CES Leasing.

For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News and on the website of the Shanghai Stock Exchange on 10 August 2017 and the announcement published by the Company on the website of the Hong Kong Stock Exchange on 10 August 2017.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking
					Whether	has been strictly
					there is an	implemented
Background of	Type of	Undertaking		Time and term	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	of undertaking	period	manner

Undertaking in relation to refinancing	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and properties injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), CEA Holding undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Completed

Whether the
undertaking
					Whether	has been strictly
					there is an	implemented
Background of	Type of	Undertaking		Time and term	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	of undertaking	period	manner

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall, strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Completed

Other undertaking	Trading moratorium of shares	CEA Holding/ CES Finance	CEA Holding and CES Finance undertook that they will not dispose of the 241,547,927 A shares and 457,317,073 A shares held by each of them, within 24 months from the lifting of the trading moratorium on 18 April 2016.	Time of undertaking: April 2016; term of undertaking: from 18 April 2016 to 17 April 2018	Yes	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
26 October 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2017

(Unaudited)

(RMB million)

	30 September	31 December	30 September	31 December
	2017	2016	2017	2016
Assets	Consolidated	Consolidated	Company	Company

Current assets
Monetary capital	4,390	1,738	3,940	1,002
Hedge instruments	14	11	11	11
Bills receivable	–	30	–	–
Trade receivables	2,680	2,630	3,420	6,305
Prepayments	1,712	2,762	1,201	2,166
Dividends receivable	135	73	135	73
Other receivables	3,580	4,213	12,773	12,882
Inventory	2,400	2,248	42	38
Non-current assets due within one year	87	140	90	111
Other current assets	3,823	2,043	3,458	2,031

Total current assets	18,821	15,888	25,070	24,619

Non-current assets
Hedge instruments	87	137	87	137
Financial assets available for sale	713	645	616	570
Long-term equity investment	2,244	2,060	15,354	16,630
Investment properties	315	321	30	31
Fixed assets	159,865	150,751	105,295	97,264
Construction in progress	27,847	25,755	26,331	24,582
Intangible assets	2,058	2,418	1,374	1,404
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,471	1,879	1,239	1,210
Deferred income tax assets	84	79	–	–
Other non-current assets	1,119	1,090	926	915

Total non-current assets	204,831	194,163	160,280	151,771

Total assets	223,652	210,051	185,350	176,390

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2017 (Cont’d)

(Unaudited)

(RMB million)

	30 September	31 December	30 September	31 December
	2017	2016	2017	2016
Liabilities and shareholders’ equity	Consolidated	Consolidated	Company	Company

Current liabilities
Short-term borrowings	25,490	9,983	24,110	9,245
Hedge instruments	256	11	195	11
Notes payable	106	1,120	80	1,107
Trade payables	11,812	10,811	10,524	11,827
Account collected in advance	1,117	966	820	708
Settlement of vouchers	6,704	7,677	6,497	7,294
Staff remuneration payable	2,938	4,025	2,018	1,993
Tax payable	2,814	1,810	1,496	885
Interest payable	844	932	627	691
Other payables	2,056	3,455	9,944	12,715
Non-current liabilities due within one year	9,673	10,289	6,663	6,216
Other current liabilities	10,000	17,000	10,000	17,000

Total current liabilities	73,810	68,079	72,974	69,692

Non-current liabilities
Long-term borrowings	8,321	10,604	4,609	5,747
Hedge instruments	38	47	38	47
Bonds payable	17,296	17,286	17,296	17,286
Long-term payables	61,032	58,514	41,385	37,546
Long-term staff remuneration payable	2,487	3,085	1,933	2,305
Special items payable	83	86	67	66
Deferred income tax liabilities	68	86	73	95
Other non-current liabilities	2,440	2,168	1,505	1,250

Total non-current liabilities	91,765	91,876	66,906	64,342

Total liabilities	165,575	159,955	139,880	134,034

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2017 (Cont’d)

(Unaudited)

(RMB million)

	30 September	31 December	30 September	31 December
	2017	2016	2017	2016
Liabilities and shareholders’ equity	Consolidated	Consolidated	Company	Company

Shareholders’ equity
Share capital	14,467	14,467	14,467	14,467
Capital reserves	26,760	26,760	27,470	27,470
Other comprehensive income	(2,657)	(2,817)	(1,973)	(2,140)
Surplus reserves	328	328	328	328
Undistributed profits	15,654	8,448	5,178	2,231

Total equity attributable to shareholders of the parent company	54,552	47,186

Minority interests	3,525	2,910

Total shareholders’ equity	58,077	50,096	45,470	42,356

Total liabilities and shareholders’ equity	223,652	210,051	185,350	176,390

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2017

(RMB million)

		Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep	Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep
		2017	2016	2017	2016	2017	2016	2017	2016
		Consolidated	Consolidated	Consolidated	Consolidated	Company	Company	Company	Company
1.	Revenue	29,485	29,076	77,505	75,408	17,573	16,274	45,793	42,071
	Less: Operating costs	23,022	22,135	65,643	59,870	14,201	12,494	39,753	33,605
	Business tax and surcharges	62	35	197	107	14	7	54	16
	Selling expenses	1,535	1,350	4,196	4,122	1,147	966	3,104	2,985
	Administrative expenses	790	785	2,129	2,103	511	444	1,336	1,198
	Finance expenses/ (income) – net	322	1,165	1,101	3,960	225	826	951	2,779
	Assets impairment loss	7	–	16	3	7	–	7	–
	Add: Gains arising from changes in fair value	–	–	–	2	–	–	–	2
	Investment gains	91	53	2,006	264	153	53	1,141	358
	Other income	975		3,714		550		2,262

2.	Operating profit	4,813	3,659	9,943	5,509	2,171	1,590	3,991	1,848
	Add: Non-operating income	368	1,235	1,027	3,967	296	758	889	2,251
	Less: Non-operating expenses	25	14	35	22	24	6	28	10

3.	Total profits	5,156	4,880	10,935	9,454	2,443	2,342	4,852	4,089
	Less: Income tax expenses	1,287	1,149	2,439	2,190	645	606	1,196	928

4.	Net profit	3,869	3,731	8,496	7,264	1,798	1,736	3,656	3,161

	– Net profit attributable to shareholders of the parent company	3,568	3,461	7,915	6,694

	– Minority interests	301	270	581	570

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2017 (Cont’d)

(RMB million)

		Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep	Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep
		2017	2016	2017	2016	2017	2016	2017	2016
		Consolidated	Consolidated	Consolidated	Consolidated	Company	Company	Company	Company

5.	Earnings per share
	Basic earnings per share (RMB)	0.25	0.24	0.55	0.49

	Diluted earnings per share (RMB)	0.25	0.24	0.55	0.49

6.	Other comprehensive income, net of tax
	Other comprehensive income that cannot be reclassified into profit or loss in subsequent accounting periods
	Changes arising from re- measuring net assets or net liabilities of defined benefit plan	181	–	365	30	181	–	332	34

	Other comprehensive income that will be reclassified into profit or loss in subsequent accounting periods when meeting the prescribed conditions
	Share of other comprehensive income of investees to be reclassified into profit and loss in subsequent accounting periods under the equity method when meeting the prescribed conditions	4		9	(7)	4		9	(7)
	Gain or loss from fair value movements of available- for-sale financial assets	(66)	83	33	118	(66)	83	17	110

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2017 (Cont’d)

(RMB million)

		Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep	Jul to Sep	Jul to Sep	Jan to Sep	Jan to Sep
		2017	2016	2017	2016	2017	2016	2017	2016
		Consolidated	Consolidated	Consolidated	Consolidated	Company	Company	Company	Company

	Effective portion of gains or losses from cash flow hedge instruments	(104)	81	(241)	(97)	(104)	81	(207)	(97)

	Other comprehensive income, net of tax	15	164	166	44	15	164	151	40

	Of which:
	Other comprehensive income, net of tax, attributable to shareholders of the parent company	15	164	160	41

	Other comprehensive income, net of tax, attributable to minority interests			6	3

7.	Total comprehensive income	3,884	3,895	8,662	7,308	1,813	1,900	3,807	3,201
	Of which:
	Total comprehensive income attributable to shareholders of the parent company	3,583	3,625	8,075	6,735

	Total comprehensive income attributable to minority interests	301	270	587	573

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2017 (Unaudited)

(RMB million)

		For the nine	For the nine	For the nine	For the nine
		months ended	months ended	months ended	months ended
		30 September	30 September	30 September	30 September
		2017	2016	2017	2016
Item		Consolidated	Consolidated	Company	Company

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	81,236	79,314	50,622	44,577
	Refund of taxes	1,942	1,778	1,754	926
	Other cash received from operating activities	8,043	8,052	7,898	6,394

	Sub-total of cash inflow from operating activities	91,221	89,144	60,274	51,897

	Cash paid for purchase of goods and receiving of labour services	(52,754)	(48,608)	(35,501)	(26,600)
	Cash paid to and for employees	(14,038)	(13,703)	(7,001)	(6,739)
	Taxes paid	(4,014)	(2,840)	(2,124)	(1,256)
	Other cash paid for operating activities	(5,887)	(4,771)	(5,293)	(10,107)

	Sub-total of cash outflow from operating activities	(76,693)	(69,922)	(49,919)	(44,702)

	Net cash flows from operating activities	14,528	19,222	10,355	7,195

2.	Cash flow from investing activities
	Cash received from disposal of investment	12	–	266	–
	Investment income in cash	70	138	173	138

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2017 (Cont’d) (Unaudited)

(RMB million)

		For the nine	For the nine	For the nine	For the nine
		months ended	months ended	months ended	months ended
		30 September	30 September	30 September	30 September
		2017	2016	2017	2016
Item		Consolidated	Consolidated	Company	Company

	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	224	587	115	242
	Net cash received from disposal of subsidiaries	1,897	–	2,433	–
	Other cash received from investing activities	70	53	115	50

	Sub-total of cash inflow from investing activities	2,273	778	3,102	430

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(19,140)	(24,485)	(17,818)	(22,826)
	Investments paid in cash	(33)	–	(283)	–
	Other cash paid for investing activities	(4)	(4)	–	–

	Sub-total of cash outflow from investing activities	(19,177)	(24,489)	(18,101)	(22,826)

	Net cash flow from investing activities	(16,904)	(23,711)	(14,999)	(22,396)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2017 (Cont’d) (Unaudited)

(RMB million)

		For the nine	For the nine	For the nine	For the nine
		months ended	months ended	months ended	months ended
		30 September	30 September	30 September	30 September
		2017	2016	2017	2016
Item		Consolidated	Consolidated	Company	Company

3.	Cash flow from financing activities
	Proceeds received in cash from investments	–	8,540	–	8,540
	Cash received from borrowings	71,972	89,508	66,319	85,340
	Cash received from bond issue	–	9,533	–	9,533
	Other cash received in relation to financing activities	–	40	–	40

	Sub-total of cash inflow from financing activities	71,972	107,621	66,319	103,453

	Cash paid for repayment of indebtedness	(54,639)	(99,907)	(51,846)	(89,543)
	Cash payments for distribution of dividends, profits or payments of interest expense	(2,951)	(2,509)	(2,305)	(1,878)
	Other cash paid for financing activities	(9,375)	(8,574)	(4,584)	(4,011)

	Sub-total of cash outflow from financing activities	(66,965)	(110,990)	(58,735)	(95,432)

	Net cash flow from financing activities	5,007	(3,369)	7,584	8,021

4.	Effect of changes in exchange rate on cash and cash equivalents	5	105	(10)	96

5.	Net increase in cash and cash equivalents	2,636	(7,753)	2,930	(7,084)
	Add: Balance of cash and cash equivalents at the beginning of the period/year	1,695	9,080	976	8,042

6.	Balance of cash and cash equivalents at the end of the period/year	4,331	1,327	3,906	958

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang